January 3, 2025

Kimberly A. Browning

Office of Finance

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:  Kayne Anderson BDC, Inc.
Registration Statement on Form N-2
CIK No. 0001747172

File No. 333-283316

Dear Kimberly A. Browning:

On behalf of Kayne Anderson BDC, Inc., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the oral comments given on December 18, 2024 by Kimberly A. Browning, regarding the above-referenced Registration Statement on Form N-2 submitted to the Commission on November 19, 2024.

For the Staff’s convenience, we have repeated below each of the Staff’s comments in italics and have followed such comment with the Company’s response. We have restated the substance of those comments to the best of our understanding. Concurrently with the transmission of this letter, we are filing the Company’s first amendment to the Registration Statement on Form N-2 with the Commission through EDGAR (the “Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain other updated information. For your convenience, we will send to you a marked copy of Amendment No. 1 showing changes made. Unless otherwise specified, page references in the text of this response letter correspond to the page numbers in Amendment No. 1. All capitalized terms not otherwise defined herein shall have the meaning set forth in Amendment No. 1. The Company acknowledges the Staff’s standard disclaimer that the Company remains responsible for its disclosure in Amendment No. 1.

Registration Statement on Form N-2 submitted on November 19, 2024

General Comments

1.	On the Company’s website under the tab “Overview,” please clarify the statement that the Company “was formed to make investments in middle-market companies and commenced operations on February 5, 2021” to ensure there is no confusion with respect to the date of the Company’s initial public offering.

Response: The Company acknowledges the Staff’s comment and confirms that the Company intends to update the website disclosure under the “Overview” tab as follows (inserted language emphasized):

“Kayne Anderson BDC, Inc. (“KBDC”) was formed to make investments in middle-market companies and commenced operations on February 5, 2021. KBDC is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940. On May 24, 2024, KBDC completed its initial public offering (“IPO”) and its common stock is now traded on the New York Stock Exchange (“NYSE”) under the ticker symbol “KBDC.”

January 3, 2025

2.	On the Company’s website under the tab “Our Impact,” we note the extensive disclosure discussing Kayne Anderson’s investment philosophy, including environmental, social and governance (ESG) policies and diversity, equity & inclusion (DE&I) strategies. Please ensure that any such disclosure is not misleading to investors with respect to the Company’s investment objective, operating policies and strategies.

Response: The Company acknowledges the Staff’s comment and confirms the Company’s website disclosure under the “Our Impact” tab will be updated to clarify that not all investment strategies and vehicles of Kayne Anderson use ESG or DE&I factors and criteria as part of their investment strategy and that investors should refer to the applicable disclosure documents and investment guidelines of each of Kayne Anderson’s funds, including the Company.

3.	Please update the disclosure in the Registration Statement regarding the Company’s expectations and intentions to the extent applicable now that the Company is a publicly listed company.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and on pages 3, 13 and 14 of Amendment No. 1 to accurately reflect the Company’s current expectations and intentions as a publicly listed company.

4.	Given nature and size of the offering contemplated by the Registration Statement, please respond supplementally to the Staff whether the offering should be considered a primary offering rather than a secondary offering and whether the selling stockholder would be considered a statutory underwriter for purposes of the Securities Act of 1933 (the “Securities Act”). Please refer to questions 612.09 and 612.12 of the Compliance and Disclosure Interpretations (the “C&DIs”) on the Securities Act Rules as well as questions 216.14 and 116.15 of the C&DIs on the Securities Act Forms.

Response: The Company acknowledges the Staff’s comment and respectfully submits to the Staff that it believes that the proposed resale of the shares of the Company’s common stock by the selling stockholder as contemplated in the Registration Statement is not an indirect primary offering and is appropriately characterized as a secondary offering under Rule 415(a)(1)(i) promulgated under the Securities Act. In addition, the Company respectfully advises the Staff that under the terms of the offering contemplated by the Registration Statement, neither the Company nor the selling stockholder believes that the selling stockholder should be deemed to be statutory underwriter for purposes of the Securities Act.

Rule 415(a)(1)(i) of the Securities Act provides that: “Securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided, that: the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.”

The Company also reviewed C&DI 612.09 on the Securities Act Rules, which provides that “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives proceeds” and that consideration be given to the following factors:

•	how long the selling stockholder has held the shares;
•	the circumstances under which the selling stockholder acquired the shares;
•	the selling stockholder’s relationship to the Company;
•	the number of shares being sold;
•	whether the selling stockholder is in the business of underwriting securities; and
•	whether under all the circumstances it appears that selling stockholder is acting as a conduit for the Company.

January 3, 2025

For the reasons set forth below, the Company respectfully submits to the Staff that the selling stockholder’s offering pursuant to the Registration Statement is a valid secondary offering and that the selling stockholder should not be deemed a statutory underwriter under the Securities Act:

How long the selling stockholder has held the shares and the circumstances under which the selling stockholder acquired the shares

As described in the Company’s response number 19 below, the 12,181,352 shares of the Company’s common stock held by Koch Companies Defined Benefit Master Trust (“Koch Pension”) and to be registered under the Registration Statement were acquired by Koch Pension prior to the Company’s initial public offering on May 24, 2024, in the Company’s private offerings pursuant to capital commitments from Koch Pension (collectively, the “Koch Commitment”). Koch Pension acquired the shares on the following dates: October 28, 2021; December 2, 2021; January 24, 2022; July 7, 2022; October 31, 2022; December 9, 2022; April 4, 2023 and April 2, 2024.

The documents governing the Koch Commitment contained, among other things, customary investment and private placement representations of Koch Pension to the Company. The selling stockholder acquired the shares of the Company’s common stock for investment purposes and not with a view for resale. In addition, the selling stockholder has not entered into any underwriting relationships or arrangements with the Company, has not received any commission or other payment from the Company in connection with the resale of any of its securities, and the Company will receive no proceeds from the resale of the shares, if any are received, by the selling stockholder. These circumstances are quite distinct from those involving a primary offering by or on behalf of the Company.

The selling stockholder’s relationship to the Company

As described above, based upon the information supplied to the Company by the selling stockholder, the selling stockholder purchased the securities for its own account and not with a view to resale or distribution. The Company does not have an underwriting relationship with the selling stockholder or any contractual, legal or other relationship that would control the timing, nature or amount of resales of the shares following the effectiveness of the Registration Statement or even whether any shares are resold at all under the Registration Statement. Further, as noted above, Koch Pension represented to the Company in the subscription agreements, as amended, entered into between the Company and Koch Pension for the Koch Commitment (collectively, the “Subscription Agreement”) that it was acquiring the securities for its own account and not with a view to resale or distribution. The selling stockholder was not provided with any control over the Company’s business pursuant to the Subscription Agreement.

Further, the selling stockholder is responsible for paying broker-dealer fees or underwriting discounts or commissions directly to any broker-dealers they engage to assist in the sale of any shares. To the extent the selling stockholder sells any shares pursuant to the Registration Statement, the selling stockholder will retain all proceeds from such sales and the Company will not receive any of the proceeds from any resale of the shares.

The number of shares being sold

As disclosed in the registration statement, the selling stockholder owns 12,181,352 shares of the Company’s common stock, or approximately 17.2% of the Company’s outstanding common stock as of December 30, 2024. While it is true that the selling stockholder is seeking to register a large percentage of the Company’s shares, the Staff’s own interpretation in C&DI 612.12 on the Securities Act Rules, allows for secondary offerings by a control person. Notably, the Staff indicated that,

January 3, 2025

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

The Company and the selling stockholders believe that these interpretive provisions make clear that a single holder of approximately 17.2% of a company’s common stock can effect a valid secondary offering of its shares unless other facts, beyond the mere level of ownership, indicate that the selling stockholder is acting as a conduit of the issuer.

The Staff has further acknowledged this conclusion by accepting as valid many secondary offerings where a significant number of shares was being registered but the facts did not otherwise demonstrate that the selling stockholders were acting as conduits for the issuer to effect a primary offering.

Whether the selling stockholder is in the business of underwriting securities

Based upon the information supplied to the Company, the selling stockholder is an employee benefit plan in accordance with Section 240.13d-1(b)(1)(ii)(F) of the Securities Act and is not, nor has it ever been, in the business of underwriting securities. All shares purchased by the selling stockholder were purchased for purpose of investment and not with a view towards the resale or distribution thereof within the meaning of the Securities Act.

Whether under all the circumstances it appears the selling stockholder is acting as a conduit of the Company

As noted above, the selling stockholder acquired the shares pursuant to a bona fide private placement transaction. The selling stockholder has represented to the Company in the Subscription Agreement that it purchased the securities for investment purposes, for its own account and not with a view to resale or distribution. Since acquiring the shares over the course of the past three years, the selling stockholder has borne the full economic risk of ownership of the securities and likely will continue to do so for a significant period of time, pending any sales under the Registration Statement. The selling stockholder is not acting on behalf of the Company with respect to the shares being registered for resale under the Registration Statement and will receive no commission or other payment from the Company, and the Company will receive no portion of the proceeds from any sales of the shares.

Taking into consideration the totality of circumstances of this offering, the selling stockholder should not be considered a statutory underwriter for purposes of the Securities Act due to the fact that selling stockholder: (i) has not purchased the Company’s common stock for resale; (ii) is able to hold a secondary offering of a large amount of the Company’s stock consistent with the Staff’s interpretation of the applicable law; and (iii) is not in the business of underwriting securities and has underlying shareholder rights that are atypical for an underwriting relationship.

As a result, based on the facts and circumstances surrounding the relationship between the Company and the selling stockholder, the Company and the selling stockholder believe that the offering pursuant to the Registration Statement should not be considered a primary offering but rather a valid secondary offering and, neither the Company nor the selling stockholder believes that the selling stockholder should be deemed a statutory underwriter for purposes of the Securities Act under the terms of the offering contemplated by the Registration Statement.

January 3, 2025

5.	Please confirm supplementally to the Staff whether the Company has received a no objections letter from FINRA with respect to the Registration Statement and if not, please explain why.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that neither it nor the selling stockholder has engaged any FINRA member in connection with any contemplated offering under the Registration Statement; accordingly, the Company believes that no presented contemplated transaction would require a no objections letter from FINRA. Subsequent to effectiveness of the Registration Statement, the Company confirms to the Staff that, to the extent that the Company or the selling stockholder determines to engage a FINRA member to act as an underwriter in connection with a “takedown” from the shelf registration statement, such FINRA member will be required to obtain a “no-objections” letter from FINRA with respect to the proposed underwriting terms and arrangements prior to participating in the shelf “takedown”, unless an exemption under the FINRA rules applies in connection with such transaction.

6.	Please ensure all references to documents incorporated by reference are appropriately hyperlinked throughout the registration statement.

Response: The Company acknowledges the Staff’s comment and has ensured the references to the documents incorporated by reference set forth under the section entitled “Incorporation of Certain Information by Reference” are appropriately hyperlinked. The Company respectfully notes that while Rule 12b-23(d) requires an active hyperlink to information incorporated into a registration statement by reference, it does not require hyperlinking all cross-references to such documents in the Registration Statement. Therefore, the Company respectfully submits that the hyperlinks included under “Incorporation of Certain Information by Reference” satisfy the requirements of Rule 12b-13(d).

7.	Please include the effects of leverage table in the Registration Statement. Please refer to Item 3(b) of Form N-2.

Response: The Company acknowledges the Staff’s comment and has inserted the effects of leverage table on page 19 of Amendment No. 1.

Cover Page

8.	Please include on the cover page the percentage of the Company’s issued and outstanding common stock represented by the 12,181,352 shares being offered for resale under the registration statement.

Response: The Company acknowledges the Staff’s comment and has included the percentage of the Company’s issued and outstanding common stock represented by the 12,181,352 shares (i.e., 17.2%) being offered for resale under the registration statement on the cover page.

9.	On the cover page, please define “selling stockholder” where the term is first used.

Response: The Company acknowledges the Staff’s comment and has defined the selling stockholder on the cover page by reference to the table under the “Selling Stockholder” section of the Registration Statement.

10.	On the cover page and elsewhere appropriate in the Registration Statement, please address how many shares will be sold by the selling stockholder in this offering and the relationship of that amount to the Company’s issued and outstanding shares.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and on pages 17 and 72 of Amendment No.1 to clarify that the selling stockholder may sell some, all or none of the shares being offered for resale pursuant to this offering. The Company respectfully advises the Staff that the 12, 181,352 shares disclosed in the Registration Statement represents the maximum amount of shares to be offered for resale by the selling stockholder from time to time pursuant to the Registration Statement. The Company has also revised Amendment No.1 to include the relationship of that maximum amount to the Company’s issued and outstanding shares where applicable.

January 3, 2025

11.	In the eighth paragraph of the cover page, please revised references to “securities” to be to “common stock.” In addition, please include references to the risk factors on the cover page in bulleted list format.

Response: The Company acknowledges the Staff’s comment as revised references to “securities” to “common stock” and included the references to the risk factors on the cover page in bulleted list format.

About this Prospectus

12.	In the sixth paragraph under the section entitled “About this Prospectus”, we note the statement that provisions summarized or incorporated by reference in the registration statement are qualified in their entirety by the actual documents. Please remove such qualifying statements throughout the registration statement as the Company is responsible for the disclosure of material terms of documents summarized or incorporated by reference to its filings.

Response: The Company acknowledges the Staff’s comment and has removed such qualifying statements throughout Amendment No.1.

Prospectus Summary

13.	On page 2, under “Prospectus Summary —Investment Portfolio,” we note your disclosure that “as of September 30, 2024, 100% of [the Company’s] debt investments had floating interest rates.” Given the percentage, please enhance your disclosure, including on the cover page and in the summary risk factors, to address risks associated with investments with floating interest rates.

Response: The Company has included an attendant risk factor regarding the risks associated with investments with floating interest rates on pages 12 and 22 of Amendment No.1.

14.	On page 1, under “Prospectus Summary —Investment Portfolio,” we note your disclosure that “as of September 30, 2024, [the Company] had investments in 110 portfolio companies with an aggregate fair value of approximately $1,943 million, and unfunded commitments to these portfolio companies of $179 million…” Please provide the Staff with additional specificity with respect to unfunded commitments (e.g., whether there are contractual agreements in place and whether the Company has enough assets to fund these commitments). Please also explain to the Staff whether the Company intends to treat such commitments as senior securities under Section 18(g) of the Investment Company Act of 1940 (the “1940 Act”) and if not, please represent to the Staff whether the Company believes its assets will be sufficient to fund such commitments. In addition, please supplementally confirm that the Company’s unfunded commitments are accounted for in accordance with ASC 820.

Response: The Company respectfully advises the Staff that it may make investments that include capital commitments that may be unfunded and that the Company discloses information regarding unfunded capital commitments in its financial statements in accordance with GAAP. Please refer to “Note 8. Commitments and Continencies” in the financial statements in the Company’s recent Quarterly Report on Form 10-Q incorporated in the Registration Statement by reference. The Company supplementally confirms that the Company’s unfunded commitments are accounted for in accordance with ASC 820. Because the Company will not treat such unfunded commitments as senior securities as permitted under Section 18(g) of the 1940 Act, the Company hereby represents that it reasonably believes that its assets will provide adequate coverage to allow it to satisfy any of its future unfunded investment commitments. The Company and the Adviser intend to monitor the Company’s level of unfunded investment commitments to determine that the Company has sufficient assets, sufficient unfunded capital commitments and available debt commitments under subscription or other leverage facilities to provide adequate coverage to satisfy unfunded investment commitments that are likely to be drawn upon by portfolio companies. Were the level of unfunded commitments to rise to a level such that the Company no longer believed that it maintained sufficient assets to provide adequate coverage, the Company would explore one or more of (a) the expansion of an existing leverage facility or entry into a new leverage facility (subject to the limitations of the 1940 Act), (b) the sale of certain of its assets for cash and (c) the cessation of certain investment activities.

January 3, 2025

Fees and Expenses

15.	Please clarify in the lead-in to the Fees and Expenses table the assumption regarding the amount of fund leverage used to calculate the table.

Response: The Company has revised the lead-in to the Fees and Expenses table to reflect that “the expenses shown in the table under “Annual Expenses” are based on estimated amounts for [the Company’s] current fiscal year assuming a debt-to-equity ratio of 1.00x (which equates to asset coverage of 200%).”

Risk Factors

16.	Please include risks related to the selling stockholder’s sale of the shares being offering by the registration statement in the “Risk Factors” section.

Response: The Company acknowledges the Staff’s comment and has included additional risk factors under “— Risks Relating to this Offering” on pages 10 and 17 of Amendment No. 1.

17.	The Staff notes the Company’s press release announcing the amendment of its Corporate Credit Facility filed with the SEC on Form 8-K on November 26, 2024. Please update the registration statement as applicable to reflect such disclosure.

Response: The Company acknowledges the Staff’s comment and has incorporated by reference the Form 8-K filed on November 26, 2024 into Amendment No. 1.

Description of our Capital Stock

18.	On page 63, under “Description of our Capital Stock—Provisions of the DGCL and Our Certificate of incorporation and Bylaws,” please revise the indemnification disclosure to clarify that nothing in the certificate of incorporation modifying, restricting or eliminating the duties or liabilities of trustees shall in any way apply to or limit fiduciary duties or otherwise under State or Federal securities laws.

Response: The Company acknowledges the Staff’s comment and has included the disclosure on page 66 of Amendment No. 1.

Selling Stockholder

19.	Please supplementally explain why the share amounts and stockholder entity table under the “Selling Stockholder” section is different from the 13G/A filed on 8/13/2024. We note the 13G appears to indicate the shares are owned by two separate entities. In your response, please provide the Staff with the dates the shares were acquired by the selling stockholder.

Response: The selling stockholder is Koch Companies Defined Benefit Master Trust, or “Koch Pension”, which is the record holder of the shares as disclosed in the 13G/A filed on August 13, 2024. The 13G/A discloses that Koch Industries, LLC is no longer involved in the investment committee of Koch Pension and thus no longer has beneficial ownership of the shares. As disclosed in the 13G/A, Koch, Inc. may be deemed to be a beneficial owner of the shares in accordance with the Commission’s beneficial ownership rules, but Koch, Inc. does not directly own any shares and thus is not a selling stockholder under the Registration Statement.

The 12,181,352 shares of the Company were acquired over the duration of the Company’s continuous private placement offerings which began on February 5, 2021 and closed on April 2, 2024. The selling stockholder acquired the shares on the following dates: October 28, 2021; December 2, 2021; January 24, 2022; July 7, 2022; October 31, 2022; December 9, 2022; April 4, 2023 and April 2, 2024.

January 3, 2025

20.	The Staff notes that the Company’s amended and restated bylaws do not appear to be dated. Please revise accordingly.

Response: The Company acknowledges the Staff’s comment but respectfully notes that the amended and restated bylaws are dated May 11, 2022 as indicated on the last page of the bylaws.

Signatures

21.	Please revise the power of attorney (“POA”) to meet the requirements of Rule 483(b). Please ensure the POA specifically references the issuer’s name, the registration statement filing number and ensure it is filed as a standalone exhibit. If any person will be signing the Registration Statement on behalf of the Company pursuant to the POA, please file a copy of certified board resolutions authorizing such action. Please supplementally explain to the Staff why the Registration Statement is not signed by the person performing the functions of the Company’s “comptroller”. See Section 6(a) of the Securities Act.

Response: The Company has revised the POA to meet the requirements of Rule 483(b), including references to the issuer’s name, the registration statement filing number and has filed the POA as a standalone exhibit. The Company advises the Staff that no person will be signing by power of attorney on behalf of the Company and the only persons signing by power of attorney will be directors in their capacity as such. The Company supplementally informs the Staff that the Company does not have a separate “comptroller”. Terry A. Hart is the Company’s Chief Financial Officer and as indicated in the signature pages, is the Principal Accounting and Financial Officer of the Company. However, Section 6(a) of the Securities Act requires that the Registration Statement be signed by the Company’s comptroller or principal accounting officer and respectfully submits that Mr. Hart’s signature satisfies that requirement.

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If you have any questions regarding this submission, please contact Will Burns at (713) 860-7352.

Thank you for your time and attention.

Sincerely,

/s/ Will Burns

Will Burns
of PAUL HASTINGS LLP